SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 000-30540

GIGAMEDIA LIMITED

207 Tiding Blvd – Section 2

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-             .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia Reports Third-Quarter 2011 Financial Results (attached hereto as Exhibit 99.1);

2.	GigaMedia Partners with Game Studio City State Entertainment (attached hereto as Exhibit 99.2);

3.	GigaMedia Announces Resignation of President and Chief Operating Officer (attached hereto as Exhibit 99.3); and

4.	GigaMedia to Report Third-Quarter 2011 Financial Results on November 17 (attached hereto as Exhibit 99.4).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: November 21, 2011	By: /s/ Quincy Tang
(Signature)
Name: Quincy Tang
Title: Chief Financial Officer